VIA EDGAR

November 20, 2006

Mr. James Allegretto
Senior Assistant Chief Accountant
101 F Street
Washington, D.C. 20549

RE:     Comprehensive Healthcare Solution, Inc. (CMHA)
        Form 10-KSB for fiscal year ended February 28, 2006
        Form 10-QSB for Quarterly period ended May 31, 2006
        Form 10-KSB/A for fiscal year ended February 28, 2006
        Filed June 13, 2006, July 24, 2006 and August 4, 2006
        File No. 033-08955

Dear Mr. Allegretto;

The Company has the following responses and suggested changes in response to the Staff’s letter dated August 29, 2006 regarding the Form 10-K and Form 10-Q. The Company’s detailed proposed amended language changes have been numbered to correspond to the Staff’s Comment Letter. Courtesy copies of this letter are being forwarded to you and Adam Phippen.

Amendment 1 to Form 10-KSB for fiscal year ended February 28, 2006

1.	It appears that you have used the Item numbers contained in Form 10-K as opposed to Form 10-KSB. Please revise.

Answer:        We have revised the text throughout the restated document in accordance Form 10KSB.

Item 8 Financial Statements, Page 24

2.	We have reviewed your response to comment 3 in our letter dated June 29, 2006 and the revisions to your disclosure. Although you provided the disclosures required by APB 20 you did not address the other items in our comment. Portions of the comment are therefore repeated. On the face of each of the financial statements and footnotes that are affected by restatements, please revise to clearly label the applicable period headings as “Restated”. In addition, please have your auditors issue a revised audit opinion which refers to the restatements. Refer to Auditing Standards Codification AU Section 420.12.

Answer:        We have revised the text throughout the restated document in accordance with the Staff’s request.

Notes to Consolidated Financial Statements, page 30

Note 7, Convertible Debentures and Warrants, page 36

3.
We reviewed your response to comment 7 from our letter dated June 29, 2006 and the revisions to your financial statements. It does not appear that you have properly accounted for the embedded conversion feature contained in the convertible debentures issued on August 19, 2005 and November 28, 2005. It appears that the instruments could require net cash settlement and result in classification as a liability under EITF 00-19. If so, the embedded conversion option will not qualify for the paragraph 11 (a) scope exception of SFAS 133 and would be bifurcated from the host contract and accounted for as a liability at fair value in a manner similar to the warrants issued in connection with the transactions, and the guidance in EITF 98-5 and EITF 00-27 would not apply. In following the guidance contained in EITF 00-19, the embedded conversion feature and warrants would be initially measured at fair value, which would not be limited to the proceeds, and the excess of the fair value of the derivatives, if any, over the amount of the proceeds would be charged to operations on the issuance date of the instruments. The derivatives would be subsequently accounted for based on the current classification and the assumed or required settlement method as required by EITF 00-19. Also, you indicate in your response that the beneficial conversion features are expensed over the term of the convertible notes and that the recorded debt instruments were accreted to their face amounts immediately according to the example in case 6 of EITF 98-5. In addition, on page 37 you disclose that the beneficial conversion feature was charged to expense in the period and that the discount was accreted to the face value of the debentures. Based on these conflicting statements it is unclear how you are amortizing the debt discounts and whether your policy complies with the guidance in paragraph 15 of APB 21 with respect to each of these matters, please revise to comply with the referenced authoritative guidance or tell us why the reference authoritative guidance is not applicable or revision is not necessary. In addition, please tell us how you are accounting for the convertible instruments issued in payment of accrued interest citing relevant authoritative literature

Answer:        We supplementally advise the Staff that no convertible instrument has been issued in payment of accrued interest. We have accrued interest payable according to the debenture or note, and we have recorded a derivative liability according to EITF 00-19 for the option of the holder of the note to receive the interest payable in form of shares. There are not enough authorized shares, and the shares must be registered.

o              confirm to us that the convertible debentures issued on June 1, 2005 and August 1, 2005 are conventional convertible debt instruments as defined in EITF 05-2 and that the instruments do not include any provision that could require net settlement;

Answer:        We supplementally advise the Staff that the convertible debentures issued on June 1 and August 1, 2005 are conventional convertible instruments as defined in EITF 05-2, and they do not include any provision that can require net cash settlement. The debentures contain a clause that the company can deliver un-register shares.

o             include a discussion of the June 1, 2005 and August 1, 2005 convertible debt instruments in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Answer:        We have revised the text throughout the restated document in accordance the Staff’s request.

o              Tell us when you determined that you did not have sufficient authorized and unissued shares available to settle your commitments that may require the issuance of stock upon conversion of all outstanding warrants and convertible instruments.

Answer:        We determined that we did not have enough authorized shares on August 19, 2005, on that date we have reclassified or recorded as derivative liability all warrants and embedded options at fair value according to EITF 00-19.

o              Tell us whether all outstanding warrants are classified as liabilities, and if no:, why not citing relevant authoritative literature;

Answer:        In the filed restatement, all outstanding warrants and options are classified as liabilities.

o              Provide us with the original and revised journal entries made for each issuance, the recognition of interest expense, including amortization of discounts, and any subsequent adjustments made (for example, a reclassification due to consideration of paragraphs 10 and 19 of EITF 00-19) in your initial filing and each amended filing;

         Answer:        We have attached the pertinent documents.

o             provide us with copies of all of the convertible debenture and warrant agreements referred to in your response as previously requested; and

Answer:          We have attached copies of all convertible debentures and warrant agreements, some are from electronic soft copies of the documents, others are scanned documents.

o                file all the material agreements as exhibits to your amended filing in accordance with Item 601 (bX10) of Regulation S-B as previously requested.

         Answer:        We have filed all material agreements with the restated Form 10-KSB/A.

o              Please tell us why the convertible debentures due January 30, 2006 and December 31, 2006 are classified as long-term obligations. It appears that you are in default of the payment terms of these debentures. If so, please disclose the ramification of the default including acceleration of other debt obligations under cross default provisions.

Answer:        We have corrected the classification of the debentures in the restated Form 10-KSB/A.

Controls and Procedures, page 46.

4.
The amendments did not address comment 8 from our letter dated June 29, 2006; therefore, the comment is repeated. Item 308 of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 240.13a-15 or 240.15d-15 that occurred during “your last fiscal quarter” (your fourth fiscal quarter in the case of a Form 10-KSB/A) that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. You disclose that there have not been any changes “subsequent to the fourth quarter of 2006”. Please revise. Please also similarly revise your Form 10-QSB for the quarterly period ended May 31, 2006.

Answer:        We have revised the text throughout the restated filed documents in accordance with the Staff’s request.

Exhibits, page 50

5.
We considered your response to comment 9 from our letter dated June 29, 2006. You are required to file a post effective amendment indicating that all securities offered in the original Form S-8 have been sold or which deregisters all securities then remaining unsold. Until such post effective amendment is filed, we assume that a consent for the use of audit reports would be filed with your Form 10-KSB’s. Please revise or advise.

Answer:        The Company will file post effective amendments indicating that all securities offered in the S8s were sold.

6.
You indicate that there are no exhibits included in the filing. However, you included Exhibits 31.1 and 32.1 in the filing. Please include a list of exhibits as required by Item 601 of Regulation S-B in this Item.

Answer:        We have revised the text throughout the restated document in accordance with the Staff’s request.

Form 10-QSB for the Quarterly Period Ended May 31, 2006

7. Please address the comments above in the filing as well.

Answer:        We have revised the text throughout the restated document in accordance with the Staff’s request.

8.	It appears that you have used the Item numbers contained in Form 10-Q as opposed to Form 10-QSB. Please revise.

Answer:        We have revised the text throughout the restated document in accordance with the Staff’s request.

9.
We note that you issued additional convertible debentures and notes during the quarter. Please tell us the terms of these instruments and how you accounted for them citing relevant authoritative literature. Refer to the comment above regarding convertible debentures and warrants.

Answer:        We issued a convertible debt of $75,000 on March 31, 2006, with a conversion price of $0.25. The debt matures on April 1, 2007. We have fair valued the conversion option according to EITF 00-19 and discounted the debt with the same value. The debt discount is being amortized over the term of the debt according to APB 21.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN